Cybin to Participate at the Pathways to Access Summit and the Interdisciplinary Conference on Psychedelic Research 2024

- Amir Inamdar, Chief Medical Officer, to appear on panel discussions on June 5 and June 8 -

- Ellen James, Director, Clinical Development, to present abstract titled “SPL026 (DMT fumarate) in combination with SSRIs for patients with Major Depressive Disorder” on June 6, 2024 -

TORONTO, CANADA – May 29, 2024 – Cybin Inc. (NYSE American:CYBN) (Cboe CA:CYBN) (“Cybin” or the “Company”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative next-generation psychedelic-based treatment options, today announced that Amir Inamdar, MBBS, DNB (Psych), MFPM, Cybin’s Chief Medical Officer, and Ellen James, Ph.D., Cybin’s Director, Clinical Development, will participate at the Interdisciplinary Conference on Psychedelic Research (“ICPR”) taking place June 6-8, 2024, in Haarlem, Amsterdam.

Dr. Inamdar will speak at the following two panels:
•“Towards Marketing Approval of Psychedelics – Designing Trials and Engaging with Regulators” at the Pathways to Access Summit (PATHS), a pre-ICPR event, on Wednesday, June 5 at 10:20 a.m. Central European Time.
•“Pathways to access in Europe” at ICPR on Saturday, June 8 at 2:20 p.m. Central European Time.

Dr. James will present “SPL026 (DMT fumarate) in combination with SSRIs for patients with Major Depressive Disorder” on Thursday, June 6 at 2:40 p.m. Central European Time.

“I look forward to discussing some of the critical issues and key challenges unique to clinical trial design for psychedelic treatments, and pathways to marketing authorization in Europe,” stated Amir Inamdar, Cybin’s Chief Medical Officer. “I am eager to learn from leaders in the scientific community and to share the significant progress that Cybin has made across CYB003, our deuterated psilocybin analog program for the treatment of Major Depressive Disorder (“MDD”), and CYB004, our proprietary deuterated dimethyltryptamine (“DMT”) molecule in development for the treatment of Generalized Anxiety Disorder (“GAD”). With the U.S. Food and Drug Administration’s recent Breakthrough Therapy Designation for CYB003, and positive data in hand from our recently completed Phase 2 trial, we are nearing the start of our multinational, multisite Phase 3 program for CYB003. This, coupled with the growing attention and acceptance of the psychedelics sector as a whole, presents an opportune time to discuss the regulatory and commercial path forward for psychedelics and to share key learnings from our early clinical studies. Cybin is pleased to be a leader in bringing improved treatments to address the urgent needs in mental healthcare,” concluded Dr. Inamdar.

“The ICPR is an important forum for engagement with top researchers in the field, and I am grateful for the opportunity to present data from our study of SPL026 (DMT fumarate) in combination with SSRIs for patients with MDD,” said Ellen James, Cybin’s Director, Clinical Development. “While selective serotonin reuptake inhibitors (“SSRIs”) are the dominant treatment for MDD, recent studies with psychedelics have most often been conducted with patients not currently taking SSRIs. Our open-label study investigated the safety, tolerability, pharmacokinetics, pharmacodynamics and exploratory efficacy of a single SPL026 intravenous dose, alone or in combination with SSRIs. The results suggest that patients can safely continue using their antidepressants while undergoing psychedelic treatment and, in fact, that it may be beneficial for patients to remain on their ongoing SSRIs,” concluded Dr. James.

About Cybin

Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.

Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. The Company is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.

Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s plan to initiate a multinational, multisite Phase 3 trial for CYB003; data from the study of SPL026; and the Company’s proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the spread of COVID-19 on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in each of the Company's management's discussion and analysis for the three and nine month periods ended December 31, 2023, and the Company’s annual information form for the year ended March 31, 2023, which are available under the Company's profile on www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Cboe Canada nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com